Fulcrum Fitness

Profit and Loss

January - December 2023

	TOTAL
Income	
Rental Income - Sublease	30,141.25
Sales	701,485.61
Total Income	**$731,626.86**
Cost of Goods Sold	
Cost of Goods Sold	
Apparel	2,034.41
Total Cost of Goods Sold	**2,034.41**
Total Cost of Goods Sold	**$2,034.41**
GROSS PROFIT	**$729,592.45**
Expenses	
Advertising & Marketing	
Advertising	27,530.54
Audio & Video Expense	1,788.71
Marketing	14,330.90
Total Advertising & Marketing	**43,650.15**
Amortization	1,333.00
Bank Charges	973.67
Charitable Donations	573.56
Continuing Education	2,115.75
Depreciation	4,718.00
Dues & Subscriptions	239.64
Gift	711.92
Interest Expense	7,565.29
Meals Expense	
M&E - Events and Provisions 100%	2,091.20
M&E - Meals and Ent 50%	669.46
Total Meals Expense	**2,760.66**
Operating Expenses	
Computer and Internet Expense	3,549.40
Merchant Fees	22,638.02
Office Expenses	
Office/General Administrative Expenses	2,957.36
Software	23,781.44
Telephone Expense	806.58
Total Office Expenses	**27,545.38**
Small Equipment	2,996.88
Total Operating Expenses	**56,729.68**
Overhead Expenses	
Insurance	
Liab Insurance	2,922.00
Total Insurance	**2,922.00**
Rent or Lease	196,620.76

	TOTAL
Repair & Maintenance	1,042.22
Utilities	2,086.49
Total Overhead Expenses	**202,671.47**
Payroll and Labor Expenses-OTHER	
Health Insurance	4,089.64
Insurance - Workers Comp	3,497.38
Payroll Processing	4,507.27
Payroll Tax	43,461.91
Subcontractors	24,689.26
Total Wages	
Officer Wages	30,200.00
Wages	367,698.15
Total Total Wages	**397,898.15**
Total Payroll and Labor Expenses-OTHER	**478,143.61**
Professional Fees	
Accounting	2,730.00
Consulting Fees	22,627.76
Legal Fees	10,699.78
Total Professional Fees	**36,057.54**
Royalty Expense	0.00
Supplies & Materials	122.87
Bathroom Supplies	246.97
Class Supplies	1,425.49
Cleaning Supplies	1,673.73
Team building/Training	106.68
Total Supplies & Materials	**3,575.74**
Taxes and License	
Business Licenses and Permits	250.00
Business Property Tax	700.52
City & County Taxes	860.14
Total Taxes and License	**1,810.66**
Travel	40.72
Airfare	1,646.67
Local Travel	734.31
Travel Meals	1,404.74
Total Travel	**3,826.44**
Total Expenses	**$847,456.78**
NET OPERATING INCOME	**$ -117,864.33**
Other Income	
Adback Operator Wages	0.00
Interest Earned	4,754.88
Total Other Income	**$4,754.88**
Other Expenses	
FRAUD	0.00
Total Other Expenses	**$0.00**
NET OTHER INCOME	**$4,754.88**
NET INCOME	**$ -113,109.45**

Fulcrum Fitness

Balance Sheet

As of December 31, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Cash on hand - ERC Funds	0.00
Expensify Clearing Account	0.00
Umpqua Ckg -5664 (Operations)	59,186.59
Umpqua Ckg- 3905 (Payroll)	6,971.69
Total Bank Accounts	**$66,158.28**
Accounts Receivable	
Accounts Receivable	2,511.75
Total Accounts Receivable	**$2,511.75**
Other Current Assets	
ERC Receivable	
ERC Receivable 2020	0.00
ERC Receivable 2021	0.00
Total ERC Receivable	**0.00**
Inventory Asset	0.00
Loan to Shareholders	0.00
Uncategorized Asset	0.00
Undeposited Funds	0.00
Total Other Current Assets	**$0.00**
Total Current Assets	**$68,670.03**
Fixed Assets	
Accumulated Amortization	-15,666.00
Accumulated Depreciation	-182,949.00
Construction Costs	46,649.01
Equipment for Gym Over $700	37,640.39
Fit3D Machine	15,942.90
Furniture & Equipment	39,302.83
Goodwill	20,000.00
Improvements	32,361.32
Purchased Assets	37,000.00
Website Development	1,000.00
Total Fixed Assets	**$31,281.45**
TOTAL ASSETS	**$99,951.48**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	0.00
Total Accounts Payable	**$0.00**
Credit Cards	
Chase - D. LEVY (3208) - 6	6,814.10

	TOTAL
Expensify Card Liability Account	0.00
Total Credit Cards	**$6,814.10**
Other Current Liabilities	
ADP Clearing	0.00
CENTRA Lease Payable	0.00
Payroll Liabilities	
Federal Taxes (941/944)	0.00
Federal Unemployment (940)	0.00
OR Employment Taxes	0.00
OR Income Tax	0.00
OR Transit Taxes	0.00
Oregon Saves - Liability	2,014.84
Total Payroll Liabilities	**2,014.84**
PPP Advance Grant	0.00
PPP Loan	0.00
Umpqua LOC (8276)	0.00
Total Other Current Liabilities	**$2,014.84**
Total Current Liabilities	**$8,828.94**
Long-Term Liabilities	
EIDL SBA Loan Payable	199,000.00
Accrued Interest	15,028.00
Total EIDL SBA Loan Payable	**214,028.00**
Loan Payable - Barry levy	20,399.00
Loan Payable - David Levy	58,666.97
Loan Payable - Peter Parisot	0.00
Wells Fargo	0.00
Wells Fargo Operating Loan	0.00
Total Long-Term Liabilities	**$293,093.97**
Total Liabilities	**$301,922.91**
Equity	
CPA Adjustments	0.00
Fit Oregon Capital Contribution	0.00
Opening Balance Equity	0.00
Retained Earnings	2,511.75
Shareholder Equity - Peter	0.00
Parisot; SH Contributions	0.00
Parisot; SH Distributions	0.00
Total Shareholder Equity - Peter	**0.00**
Shareholder Equity- David	-83,256.78
D. Levy; SH Contributions	945.79
D. Levy; SH Distributions	-9,062.74
Total Shareholder Equity- David	**-91,373.73**
Net Income	-113,109.45
Total Equity	**$ -201,971.43**
TOTAL LIABILITIES AND EQUITY	**$99,951.48**

Fulcrum Fitness

Statement of Cash Flows

January - December 2023

	TOTAL
OPERATING ACTIVITIES	
Net Income	-113,109.45
Adjustments to reconcile Net Income to Net Cash provided by operations:	
ERC Receivable:ERC Receivable 2020	21,788.86
ERC Receivable:ERC Receivable 2021	90,967.07
Accumulated Amortization	1,333.00
Accumulated Depreciation	4,718.00
Accounts Payable	0.00
Chase - D. LEVY (3208) - 6	6,814.10
Expensify Card Liability Account	0.00
ADP Clearing	0.00
Payroll Liabilities:Oregon Saves - Liability	915.42
Umpqua LOC (8276)	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**126,536.45**
Net cash provided by operating activities	**$13,427.00**
FINANCING ACTIVITIES	
EIDL SBA Loan Payable	-16,986.79
EIDL SBA Loan Payable:Accrued Interest	15,028.00
Loan Payable - David Levy	-6,168.00
CPA Adjustments	0.00
Retained Earnings	51,873.78
Shareholder Equity - Peter	34,758.34
Shareholder Equity- David	-83,256.78
Shareholder Equity- David:D. Levy; SH Contributions	-2,611.24
Shareholder Equity- David:D. Levy; SH Distributions	-8,881.05
Net cash provided by financing activities	**$ -16,243.74**
NET CASH INCREASE FOR PERIOD	**$ -2,816.74**
Cash at beginning of period	68,975.02
CASH AT END OF PERIOD	**$66,158.28**